

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2021

Erik Anderson
Chief Executive Officer
Decarbonization Plus Acquisition Corp III
2744 Sand Hill Road
Menlo Park, CA 94025

> **Re: Decarbonization Plus Acquisition Corp III**
> **Registration Statement on Form S-1**
> **Filed February 12, 2021**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 1, 2021**

Dear Mr. Anderson:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed February 12, 2021 and Form S-1/A filed March 1, 2021

General

1.   We note that you have granted the underwriters an over-allotment option to purchase up to an additional 5,250,000 units, which consist of 5,250,000 shares of Class A common stock and 1,000,000 warrants, as disclosed in Note 2 to the fee table. However, it appears that the number of warrants here appears incorrect, based upon your disclosure elsewhere that each unit consists of one share of your Class A common stock and one-third of one warrant. Please revise or advise.

<u>Dilution, page 70</u>

2.   Please revise to disclose the immediate dilution to public stockholders from this offering. Refer to Item 506(c) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Robert Klein, Staff Accountant, at (202) 551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance